DOLLY VARDEN SILVER CORPORATION

CERTIFICATE OF OFFICER

PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 - COMMUNICATION
WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

The undersigned, Ann Fehr, duly appointed officer of DOLLY VARDEN SILVER CORPORATION (the "Corporation"), hereby certifies for and on behalf of the Corporation and not in her personal capacity, intending that the same may be relied upon by you without further enquiry, that the Corporation is relying on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Instrument") pertaining to the abridgement of time prescribed by subsections  2.2(1) and 2.5(1) of the Instrument and that the requirements set forth in Section 2.20 have been complied with. Specifically:

(a) the Corporation has arranged to have proxy-related materials for the special meeting of shareholders of the Corporation to be held March 17, 2026 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument;

(b) the Corporation has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c) the Corporation is relying upon section 2.20 of the Instrument.

DATED this 11th day of February, 2026.

By:	(signed) "Ann Fehr"
Ann Fehr Chief Financial Officer